CUSIP Number 899896104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Tupperware Brands Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

899896104

(CUSIP Number)

November 10, 2022

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 899896104

1.	Name of reporting persons I.R.S. Identification Nos. of above persons (Entities only): Sharing Services Global Corporation; EIN 30-0869786
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,806,866[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,806,866[2]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,806,866[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.31%[3]
12.	Type of Reporting Person (See Instructions) CO

1	Sharing Services Global Corporation; Mr. Heng Fai Ambrose Chan; and Alset International Limited are members of a group for the purposes of this Schedule 13G.

2	Consists of (i) 1,026,866 shares held by Sharing Services Global Corporation; (ii) 500,000 shares held by Mr. Heng Fai Ambrose Chan; and (iii) 1,280,000 shares held by Alset International Limited.

3	This percentage is calculated based upon 44,478,026 shares outstanding as reported in the Issuer’s Form 10-Q for the Quarterly Period ended September 24, 2022, as filed with the Securities and Exchange Commission on November 2, 2022.

CUSIP Number 899896104

1.	Name of reporting persons Mr. Heng Fai Ambrose Chan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Republic of Singapore

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,806,866[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,806,866[2]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,806,866[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.31%[3]
12.	Type of Reporting Person (See Instructions) IN

1	Sharing Services Global Corporation; Mr. Heng Fai Ambrose Chan; and Alset International Limited are members of a group for the purposes of this Schedule 13G.

2	Consists of (i) 1,026,866 shares held by Sharing Services Global Corporation; (ii) 500,000 shares held by Mr. Heng Fai Ambrose Chan; and (iii) 1,280,000 shares held by Alset International Limited.

3	This percentage is calculated based upon 44,478,026 shares outstanding as reported in the Issuer’s Form 10-Q for the Quarterly Period ended September 24, 2022, as filed with the Securities and Exchange Commission on November 2, 2022.

CUSIP Number 899896104

1.	Name of reporting persons I.R.S. Identification Nos. of above persons (Entities only) Alset International Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Republic of Singapore

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,806,866[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,806,866[2]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,806,866[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.31%[3]
12.	Type of Reporting Person (See Instructions) CO

1	Sharing Services Global Corporation; Mr. Heng Fai Ambrose Chan; and Alset International Limited are members of a group for the purposes of this Schedule 13G.

2	Consists of (i) 1,026,866 shares held by Sharing Services Global Corporation; (ii) 500,000 shares held by Mr. Heng Fai Ambrose Chan; and (iii) 1,280,000 shares held by Alset International Limited.

3	This percentage is calculated based upon 44,478,026 shares outstanding as reported in the Issuer’s Form 10-Q for the Quarterly Period ended September 24, 2022, as filed with the Securities and Exchange Commission on November 2, 2022.

CUSIP Number 899896104

Introductory Note: This Schedule 13G is filed on behalf of Sharing Services Global Corporation, a corporation organized under the laws of the State of Nevada (“SSGC”); Mr. Heng Fai Ambrose Chan (“Chan”); and Alset International Limited, a multinational holding company organized under the laws of the Republic of Singapore and listed on the Catalist Board of the Singapore Exchange (“Alset”); in respect of Common Stock of Tupperware Brands Corporation.

Item 1.

(a)	Name of Issuer

Tupperware Brands Corporation.

(b)	Address of Issuer’s Principal Executive Offices

14901 South Orange Blossom Trail

Orlando, Florida 32837

Item 2.

(a)	Name of Person Filing

Sharing Services Global Corporation

Mr. Heng Fai Ambrose Chan

Alset International Limited

(b)	Address of Principal Business Office or, if none, Residence

c/o Sharing Services Global Corporation 5200 Tennyson Parkway Suite #400 Plano, Texas 75024

(c)	Citizenship

Sharing Services Global Corporation is organized in Nevada

Mr. Heng Fai Ambrose Chan is a citizen of the Republic of Singapore.

Alset International Limited is organized in the Republic of Singapore

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

(e)	CUSIP Number

899896104

Item 3. If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

CUSIP Number 899896104

Item 4. Ownership

(a)	Amount Beneficially Owned as of November 10, 2022(3):

Mr. Heng Fai Ambrose Chan	2,806,866	(1)
Alset International Limited	1,280,000
Sharing Services Global Corporation	1,026,866

(b)	Percent of Class as of November 10, 2022(3):

Mr. Heng Fai Ambrose Chan	6.31%
Alset International Limited	2.88%
Sharing Services Global Corporation	2.31%

(c)	Number of shares as to which the person has, as of November 10, 2022(2):

(i)	Sole power to vote or to direct the vote

Mr. Heng Fai Ambrose Chan	0
Alset International Limited	0
Sharing Services Global Corporation	0

(ii)	Shared power to vote or to direct the vote

Mr. Heng Fai Ambrose Chan	2,806,866	(2)
Alset International Limited	2,806,866	(2)
Sharing Services Global Corporation	2,806,866	(2)

(iii)	Sole power to dispose or to direct the disposition of

Mr. Heng Fai Ambrose Chan	0
Alset International Limited	0
Sharing Services Global Corporation	0

(iv)	Shared power to dispose or to direct the disposition of

Mr. Heng Fai Ambrose Chan	2,806,866	(1)
Alset International Limited	2,806,866	(1)
Sharing Services Global Corporation	2,806,866	(1)

(1)	Mr. Chan is a Class II Director and the Executive Chairman of the Board of Directors of Sharing Services Global Corporation (“SSGC”). Mr. Chan also holds approximately 76.6% of SSGC’s voting stock. Mr. Chan is the Chief Executive Officer of Alset International Limited (“Alset”). Accordingly, due to his interest and control over SSGC and Alset, Mr. Chan’s beneficial ownership includes shares held by SSGC and Alset.

(2)	Consists of (i) 1,026,866 shares held by SSGC; (ii) 500,000 shares held by Mr. Heng Fai Ambrose Chan; and (iii) 1,280,000 shares held by Alset.

(3)	Calculated based upon 44,478,026 shares outstanding as reported in the Issuer’s Form 10-Q for the Quarterly Period ended September 24, 2022, as filed with the Securities and Exchange Commission on November 2, 2022.

CUSIP Number 899896104

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group

See Item 4 and Exhibit 99.1.

Item 9. Notice of Dissolution of a Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP Number 899896104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2022

Alset International Limited		Sharing Services Global Corporation

By:	/s/ Heng Fai Ambrose Chan	By:	/s/ John Thatch

Its:	Chief Executive Officer	Its:	President, Chief Executive Officer and Vice Chairman of the Board of Directors

Heng Fai Ambrose Chan

By:	/s/ Heng Fai Ambrose Chan

CUSIP Number 899896104

EXHIBITS

A:	Joint Filing Agreement

B:	Power of Attorney

CUSIP Number 899896104

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Tupperware Brands Corporation and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 10th day of November, 2022.

Alset International Limited		Sharing Services Global Corporation

By:	/s/ Heng Fai Ambrose Chan	By:	/s/ John Thatch

Its:	Chief Executive Officer	Its:	President, Chief Executive Officer and Vice Chairman of the Board of Directors

Heng Fai Ambrose Chan

By:	/s/ Heng Fai Ambrose Chan

CUSIP Number 899896104

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes and appoints John Thatch, the undersigned’s true and lawful attorney-in fact and agent to:

(i)	prepare execute and file, for and on behalf of the undersigned, any and all documents and filings that are required or advisable to be made with the United States Securities and Exchange Commission, any stock exchange or similar authority, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, including without limitation (a) any Joint Filing Agreement under Rule 13d-1(k) of the Exchange Act (or any successor provision thereunder), Schedule 13D and Schedule 13G (or any successor schedules or forms adopted under the Exchange Act ) and any amendments thereto in accordance with Section 13 of the Exchange Act and the rules thereunder, and (b) Forms 3, 4 and 5 and any amendments thereto in accordance with Section 16(a) of the Exchange Act and the rules thereunder; and

(ii)	take any other action of any nature whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of undersigned, is not assuming, any of the undersigned’s responsibilities to comply with the Exchange Act, including without limitation Sections 13 and 16 of the Exchange Act.

This power of Attorney shall remain in full force and effect until the earliest to occur of (a) the undersigned is no longer required to file any form or document with respect to the undersigned’s holdings of and transactions in securities issued by a company, or (b) revocation by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has cause this Power of Attorney to be executed as of this 10th day of November, 2022.

Alset International Limited		Sharing Services Global Corporation

By:	/s/ Heng Fai Ambrose Chan	By:	/s/ John Thatch

Its:	Chief Executive Officer	Its:
President, Chief Executive Officer and Vice Chairman of the Board of Directors

Heng Fai Ambrose Chan

By:	/s/ Heng Fai Ambrose Chan

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